Exhibit 99.1

500 Laurel Street Baton Rouge, LA 70801 Phone: 877.614.7600

FOR IMMEDIATE RELEASE	Misty Albrecht
October 21, 2021	b1BANK
225.286.7879
Misty.Albrecht@b1BANK.com

BUSINESS FIRST BANCSHARES, INC., ANNOUNCES FINANCIAL RESULTS FOR Q3 2021

Baton Rouge, La. (October 21, 2021) – Business First Bancshares, Inc. (NASDAQ: BFST) (Business First), parent company of b1BANK, Baton Rouge, Louisiana, today announced its unaudited results for the quarter ended September 30, 2021, including net income of $10.3 million, or $0.50 per diluted share, a decrease of $7.1 million and $0.34, respectively, from the prior quarter ended June 30, 2021. On a non-GAAP basis, core net income for the quarter ended September 30, 2021, which excludes certain income and expenses, was $10.9 million, or $0.53 per diluted share, a decrease of $7.8 million and $0.37, respectively, from prior quarter ended June 30, 2021. The decrease was primarily attributable to the gain on sale recognized from the SBA PPP loan portfolio sale during the quarter ended June 30, 2021.

“The investments we’ve made over the past few years continued to pay off in the third quarter,” said Jude Melville, president and CEO. “Record and diversified organic loan growth, success recruiting and retaining in a competitive jobs market and establishment of a new partnership with Texas Citizens Bank in Houston all illustrate the consistent strengthening of our brand and capacity to deliver for our partners in the region. Thank you to all of our employees and clients for sticking with us during Hurricane Ida and its aftermath. While we pray this will be the last major weather event to hit our footprint for some time to come, I am once again thankful to be part of such a resilient and supportive team.”

On October 20, 2021, Business First’s board of directors declared a quarterly dividend based upon financial performance for the third quarter in the amount of $0.12 per share, same as the prior quarter, to the common shareholders of record as of November 15, 2021. The dividend will be paid on November 30, 2021, or as soon thereafter as practicable.

 Quarterly Highlights

●

Loan Growth. Total loans held for investment at September 30, 2021, were $3.1 billion, an increase of $211.4 million compared to June 30, 2021, or 7.40% for the quarter and 29.61% annualized. Excluding the decrease in Small Business Administration (SBA) Paycheck Protection Program (PPP) loans, total loans held for investment increased for the quarter ended September 30, 2021, by 8.04%, or 32.15% annualized. Loan growth in Dallas, Tx (36.0%), greater New Orleans (28.5%), and the Baton Rouge/capital region (23.3%) markets accounted for approximately 87.9% of quarterly loan growth.

●	New Loan Production Office (LPO) Activity. Business First opened an LPO in New Orleans/Metairie, La. (i.e., greater New Orleans area).

●

Stock Repurchases.  During the quarter ended September 30, 2021, Business First repurchased approximately 360,000 shares of its common stock at a weighted average price of $23.18 per share (including commissions), for a total cost of $8.4 million.

●

Efficiency Initiatives.  Business First regularly evaluates its branch network in search of optimization opportunities and closed two branches recently, one in Minden, La, during Q3 2021, and a second by sale in Oak Grove, La, on October 1, 2021. Additionally, 11 interactive teller machines (ITMs) with fully functional video call centers, providing extended client hours, were launched during Q3 2021.

●

Texas Citizens Bancorp, Inc. Acquisition.  On October 20, 2021, Business First executed a definitive agreement to acquire Texas Citizens Bancshares, Inc. (“TCBI”), the parent bank holding company for Texas Citizens Bank, National Association, based in Pasadena, Texas. As of September 30, 2021, TCBI had consolidated total assets of $516.9 million, loans of $365.7 million, and deposits of $452.0 million.

Financial Condition

September 30, 2021, Compared to June 30, 2021

Loans

Loans held for investment increased $211.4 million, or 7.40% (29.61% annualized), for the quarter ended September 30, 2021. The increase was largely attributable to loan originations in our commercial and nonfarm, nonresidential real estate portfolios which were $62.4 million and $109.1 million, respectively. Year to date annualized loan growth was 3.34%, inclusive of SBA PPP loans. As of September 30, 2021, SBA PPP loans with an unpaid principal balance of $9.7 million remained outstanding, compared to $25.7 million as of June 30, 2021.

Excluding the net decrease in SBA PPP loans, total loans held for investment increased for the quarter ended September 30, 2021, by 8.04%, or 32.15% annualized. Year to date annualized loan growth was 18.97% excluding SBA PPP loans.

Credit Quality

Nonperforming loans as a percentage of total loans held for investment increased from 0.40% as of June 30, 2021, to 0.45% as of September 30, 2021. Nonperforming assets as a percentage of total assets decreased from 0.42% as of June 30, 2021, to 0.37% as of September 30, 2021. The increase in the nonperforming loans ratio was largely attributable to $2.1 million increase in nonaccrual loans, mainly related to a single $1.5 million (commercial) loan.

Total Shareholders’ Equity

Book value per common share was $21.11 at September 30, 2021, compared to $20.78 at June 30, 2021. On a non-GAAP basis, tangible book value per share was $17.53 at September 30, 2021, compared to $17.24 at June 30, 2021.

September 30, 2021, Compared to September 30, 2020

Loans

Total loans held for investment decreased by $16.2 million compared to September 30, 2020, or (0.53) %, primarily due to the forgiveness and portfolio sale of SBA PPP loans. Excluding SBA PPP loans, loans increased $371.8 million, or 13.85%.

Credit Quality

Nonperforming loans as a percentage of total loans held for investment increased from 0.32% as of September 30, 2020, to 0.45% as of September 30, 2021. Nonperforming assets as a percentage of total assets decreased from 0.54% as of September 30, 2020, to 0.37% as of September 30, 2021. The increase in the nonperforming ratio was largely attributable to an increase in nonaccrual loans.

Total Shareholders’ Equity

Book value per common share was $21.11 at September 30, 2021, compared to $19.26 at September 30, 2020. On a non-GAAP basis, tangible book value per share was $17.53 at September 30, 2021, compared to $16.18 at September 30, 2020, an increase of 8.34%.

Results of Operations

Third Quarter 2021 Compared to Second Quarter 2021

Net Income and Diluted Earnings Per Share

For the quarter ended September 30, 2021, net income was $10.3 million, or $0.50 per diluted share, compared to net income of $17.4 million, or $0.84 per diluted share, for the quarter ended June 30, 2021. The decrease, $7.1 million and $0.34, respectively, was largely attributable to the $10.0 million gain on sale of loans recognized in the period ended June 30, 2021. The gain primarily related to a $9.2 million gain recognized upon the sale of SBA PPP loans with an outstanding principal balance of $243.6 million.

On a non-GAAP basis, core net income, which excludes certain income and expenses, for the quarter ended September 30, 2021, was $10.9 million, or $0.53 per diluted share, compared to core net income of $18.7 million, or $0.90 per diluted share, for the quarter ended June 30, 2021. Notable noncore events impacting earnings for the quarter ended September 30, 2021, included $211,000 in occupancy and bank premises expenses attributable to hurricane damages (primarily related to Ida, 2021), $145,000 in acquisition-related expenses and $392,000 in losses on sales of former premises and equipment within other income, compared to $938,000 in occupancy and bank premises expenses attributable to hurricane damage (related to Hurricanes Laura/Delta, 2020, but resolved in the current year) and a $540,000 loss on sales of former premises and equipment within other income, for the quarter ended June 30, 2021.

Interest Income

For the quarter ended September 30, 2021, net interest income totaled $37.3 million and net interest margin and net interest spread were 3.71% and 3.51%, respectively, compared to $37.9 million, 3.87% and 3.68% for the quarter ended June 30, 2021. The average yield on total interest-earning assets was 4.14% for the quarter ended September 30, 2021, compared to 4.32% for the quarter ended June 30, 2021. Net interest margin and net interest spread were largely impacted for the quarter ended September 30, 2021, by $2.2 million less in SBA PPP origination fees, or (22) basis points for each. The reduction in interest income was largely attributable to lower SBA PPP portfolio interest and fee income due to the $243.6 million portfolio sale during the quarter ended June 30, 2021, partially offset by interest and fee income due to loan growth and an additional day in the third quarter. The average yield on the loan portfolio (excluding SBA PPP loans) was 5.11% for the quarter ended September 30, 2021, compared to 5.13% for the quarter ended June 30, 2021.

Non-GAAP net interest margin and net interest spread (excluding loan discount accretion of $1.5 million) were 3.56% and 3.36%, respectively, for the quarter ended September 30, 2021, compared to 3.71% and 3.52% (excluding loan discount accretion of $1.6 million) for the quarter ended June 30, 2021.

Interest Expense

For the quarter ended September 30, 2021, overall cost of funds (which includes noninterest-bearing deposits) decreased by one basis point, from 0.45% to 0.44%, compared to the quarter ended June 30, 2021.

Other Income

For the quarter ended September 30, 2021, other income was lower by $11.0 million. The reduction was primarily due to a $9.9 million gain on sale of loans recognized in the period ended June 30, 2021. Additionally, there was a reduction of Small Business Investment Company (SBIC) investment income of $1.2 million compared to the quarter ended June 30, 2021.

Other Expenses

For the quarter ended September 30, 2021, other expenses were lower by $1.5 million. The reduction was largely attributed to lower reserve for unfunded commitments, $586,000, and hurricane-related expenses within occupancy and bank premises, $765,000.

Provision for Loan Losses

During the quarter ended September 30, 2021, Business First recorded a provision for loan losses of $1.1 million, compared to $2.2 million for the quarter ended June 30, 2021. The decrease for the quarter ended September 30, 2021, was driven primarily by the improvement in the qualitative factors (attributed to the general economy and energy sector), offset by reserves for new loan growth.

Return on Assets and Equity

Return on average assets and equity, each on an annualized basis, were 0.95% and 9.47%, respectively, for the quarter ended September 30, 2021, compared to 1.58% and 16.57%, respectively, for the quarter ended June 30, 2021. Both returns were impacted by higher net income for the quarter ended June 30, 2021, mainly attributable to the gain on sale of the SBA PPP portfolio.

Third Quarter 2021 Compared to Third Quarter 2020

Net Income and Diluted Earnings Per Share

For the quarter ended September 30, 2021, net income was $10.3 million, or $0.50 per diluted share, compared to net income of $9.6 million, or $0.46 per diluted share, for the quarter ended September 30, 2020. The increases in net income and diluted earnings per share were largely attributable to a decrease in the provision for loan losses of $1.1 million, as increases in other income were largely offset with increases in other expenses.

On a non-GAAP basis, core net income, which excludes certain income and expenses, for the quarter ended September 30, 2021, was $10.9 million, or $0.53 per diluted share, compared to core net income of $11.0 million, or $0.53 per diluted share, for the quarter ended September 30, 2020. Notable noncore events impacting earnings for the quarter ended September 30, 2021, included $211,000 in occupancy and bank premises expenses attributable to hurricane damages (primarily related to Ida, 2021), $145,000 in acquisition-related expenses and $392,000 in losses on sales of former premises and equipment within other income, compared to $635,000 in losses on sales of former premises and equipment within other income and $1.2 million in acquisition-related expenses incurred during the quarter ended September 30, 2020.

Interest Income

For the quarter ended September 30, 2021, net interest income totaled $37.3 million and net interest margin and net interest spread were 3.71% and 3.51%, respectively, compared to $36.9 million, 4.06% and 3.81% for the quarter ended September 30, 2020. The average yield on the loan portfolio (excluding SBA PPP loans) was 5.11% for the quarter ended September 30, 2021, compared to 5.65% for the quarter ended September 30, 2020. The increase in interest income was largely attributable to higher average balances in loans and securities, attributable to organic loan and deposit growth, offset by lower yielding new loans and securities.

Average yield on total interest-earning assets, net interest margin, and net interest spread were negatively impacted for the quarter ended September 30, 2021, by lower yielding loans and securities, offset partially by lower deposit and borrowing costs.

Non-GAAP net interest margin and net interest spread (excluding loan discount accretion of $1.5 million) were 3.56% and 3.36%, respectively, for the quarter ended September 30, 2021, compared to 3.81% and 3.56% (excluding loan discount accretion of $2.3 million) for the quarter ended September 30, 2020.

Interest Expense

For the quarter ended September 30, 2021, overall cost of funds (which includes noninterest-bearing deposits) decreased by 19 basis points, from 0.63% to 0.44%, compared to the quarter ended September 30, 2020. The decrease in cost of funds was primarily attributable to an overall reduction in interest rates on deposit offerings and reduction in Federal Home Loan Bank (FHLB) advance balances, offset by an increase in subordinated debt balances.

Other Income

For the quarter ended September 30, 2021, the increase in other income, $2.1 million, was largely attributable to the $1.1 million increase in fees and brokerage commission, related to the Smith Shellnut Wilson, LLC. (SSW) acquisition which occurred in Q2 2021, as well as modest increases in gain on disposal of other assets, $641,000, debit card and ATM fee income, $133,000, and service charges, $171,000, partially offset by more losses on the sale of other real estate owned, $(454,000), compared to the quarter ended September 30, 2020.

Other Expenses

For the quarter ended September 30, 2021, the increase in other expense, $2.6 million, was largely attributable to the increase in salary and employee benefits, $1.4 million, as well as more modest increases in various other expenses, $687,000, depreciation and amortization, $398,000, advertising and promotions, $292,000, and occupancy and bank premises, $235,000, partially offset by a reduction in merger and conversion-related expenses, $(411,000), compared to the quarter ended September 30, 2020.

Provision for Loan Losses

During the quarter ended September 30, 2021, Business First recorded a provision for loan losses of $1.1 million compared to $2.5 million for the quarter ended September 30, 2020. The reserve for the quarter ended September 30, 2020, was impacted by the estimated impact on the general economy of the COVID-19 pandemic at the time.

Return on Assets and Equity

Return on average assets and return on average equity, each on an annualized basis, were 0.95% and 9.47%, respectively, for the quarter ended September 30, 2021, from 0.98% and 9.85%, respectively, for the quarter ended September 30, 2020.

About Business First Bancshares, Inc.

Business First Bancshares, Inc., (Nasdaq: BFST) through its banking subsidiary b1BANK, has $4.4 billion in assets, $4.7 billion in assets under management through b1BANK’s affiliate Smith Shellnut Wilson, LLC (SSW) (excludes $1.0 billion of b1BANK assets managed by SSW) and operates Banking Centers and Loan Production Offices in markets across Louisiana and the Dallas, Texas area, providing commercial and personal banking products and services. Commercial banking services include commercial loans and letters of credit, working capital lines and equipment financing, and treasury management services. b1BANK was awarded #1 Best-In-State Bank, Louisiana, by Forbes and Statista, and is a three-time recipient of Baton Rouge Business Report’s “Best Places to Work in Baton Rouge.” Visit b1BANK.com for more information.

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures (e.g., referenced as “core” or “tangible”) intended to supplement, not substitute for, comparable GAAP measures. “Core” measures typically adjust income available to common shareholders for certain significant activities or transactions that, in management’s opinion, can distort period-to-period comparisons of Business First’s performance. Transactions that are typically excluded from non-GAAP measures include realized and unrealized gains/losses on former bank premises and equipment, investment sales, acquisition-related expenses (including, but not limited to, legal costs, system conversion costs, severance and retention payments, etc.). “Tangible” measures adjust common equity by subtracting goodwill, core deposit intangibles, and customer intangibles, net of accumulated amortization. Management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of the Company’s core business. These non-GAAP disclosures are not necessarily comparable to non-GAAP measures that may be presented by other companies. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided at the end of the tables below.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this release may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “may,” “might,” “will,” “would,” “could,” or “intend.” We caution you not to place undue reliance on the forward-looking statements contained in this news release, in that actual results could differ materially from those indicated in such forward-looking statements as a result of a variety of factors, including those factors specified in our Annual Report on Form 10-K and other public filings. Actual results will also be significantly impacted by the effects of the ongoing COVID-19 pandemic, including, among other effects: the impact of the public health crisis; the extent and duration of closures of businesses, including our branches, vendors and customers; the operation of financial markets; employment levels; market liquidity; the impact of various actions taken in response by the U.S. federal government, the Federal Reserve, other banking regulators, state and local governments; the adequacy of our allowance for loan losses in relation to potential losses in our loan portfolio; and the impact that all of these factors have on our borrowers, other customers, vendors and counterparties. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this news release.

Additional Information

For additional information on Business First, you may obtain Business First’s reports that are filed with the Securities and Exchange Commission (SEC) free of charge by using the SEC’s EDGAR service on the SEC’s website at www.sec.gov or by contacting the SEC for further information at 1-800-SEC-0330. Alternatively, these documents can be obtained free of charge from Business First by directing a request to: Business First Bancshares, Inc., 500 Laurel Street, Suite 101, Baton Rouge, Louisiana 70801, Attention: Corporate Secretary.

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the merger. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer or solicitation would be unlawful.

In connection with the merger, Business First will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of TCBI and a prospectus of Business First (the “Proxy Statement-Prospectus”), and Business First may file with the SEC other relevant documents concerning the merger. The definitive Proxy Statement-Prospectus will be mailed to the shareholders of TCBI. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY BUSINESS FIRST, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Free copies of the Proxy Statement-Prospectus, as well as other filings containing information about Business First, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by Business First. You will also be able to obtain these documents, when they are filed, free of charge, from Business First at www.b1bank.com. Copies of the Proxy Statement-Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Business First Bancshares, Inc., 500 Laurel Street, Suite 101, Baton Rouge, LA 70801, Attention: Corporate Secretary, Telephone: 225-248-7600 or to Texas Citizens Bancshares, Inc., 4949 Fairmont Parkway, Pasadena, TX 77505, Attention: Chairman and Chief Executive Officer, Telephone: 713-948-5727.

Participants in the Solicitation

Business First, Texas Citizens Bancshares, Inc. (TCBI) and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of TCBI in connection with the merger. Information about Business First’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement-Prospectus pertaining to the merger and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Business First Bancshares, Inc.
Selected Financial Information
(Unaudited)

	For the Quarter Ended
	September 30,	June 30,	September 30,
(Dollars in thousands)	2021	2021	2020

Balance Sheet Ratios

Loans (HFI) to Deposits	81.37%	76.66%	95.25%
Shareholders' Equity to Assets Ratio	9.77%	9.97%	10.07%

Loans Receivable Held for Investment

Commercial (1)	$723,077	$660,691	$1,015,173
Real Estate:
Construction and Land	464,808	454,055	334,100
Farmland	85,898	77,133	56,567
1-4 Family Residential	464,462	459,037	493,344
Multi-Family Residential	107,551	89,796	99,901
Nonfarm Nonresidential	1,111,771	1,002,707	970,197
Total Real Estate	2,234,490	2,082,728	1,954,109
Consumer and Other (1)	108,669	111,467	113,192
Total Loans (Held for Investment)	$3,066,236	$2,854,886	$3,082,474

Allowance for Loan Losses

Balance, Beginning of Period	$26,702	$25,251	$18,715
Charge-offs – Quarterly	(81)	(861)	(956)
Recoveries – Quarterly	378	71	90
Provision for Loan Losses – Quarterly	1,147	2,241	2,491
Balance, End of Period	$28,146	$26,702	$20,340

Allowance for Loan Losses to Total Loans (HFI)	0.92%	0.94%	0.66%
Net Charge-offs (Recoveries) to Average Total Loans	-0.01%	0.03%	0.03%

Remaining Loan Purchase Discount	$29,390	$30,900	$38,207

Nonperforming Assets

Nonperforming Loans:
Nonaccrual Loans (2)	$12,622	$10,568	$7,988
Loans Past Due 90 Days or More (2)	1,030	893	1,986
Total Nonperforming Loans	13,652	11,461	9,974
Other Nonperforming Assets:
Other Real Estate Owned	2,152	5,890	10,994
Other Nonperforming Assets:	675	665	414
Total Other Nonperforming Assets	2,827	6,555	11,408
Total Nonperforming Assets	$16,479	$18,016	$21,382

Nonperforming Loans to Total Loans (HFI)	0.45%	0.40%	0.32%
Nonperforming Assets to Total Assets	0.37%	0.42%	0.54%

(1) Small Business Administration (SBA) Paycheck Protection Program (PPP) loans accounted for $9.7 million of the commercial portfolio as of September 30, 2021.
SBA PPP loans accounted for $25.7 million of the commercial portfolio as of June 30, 2021.
SBA PPP loans accounted for $392.9 million and $4.8 million of the commercial and consumer portfolios, respectively, as of September 30, 2020.

(2) Past due and nonaccrual loan amounts exclude acquired impaired loans, even if contractually past due or if the Company does not expect to receive payment in full, as the Company is currently accreting interest income over the expected life of the loans.

Business First Bancshares, Inc.
Selected Financial Information
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
(Dollars in thousands, except per share data)	2021	2021	2020	2021	2020

Per Share Data

Basic Earnings per Common Share	$0.51	$0.84	$0.47	$1.95	$0.93
Diluted Earnings per Common Share	0.50	0.84	0.46	1.94	0.93
Dividends per Common Share	0.12	0.12	0.10	0.34	0.30
Book Value per Common Share	21.11	20.78	19.26	21.11	19.26

Average Common Shares Outstanding	20,384,879	20,707,313	20,613,481	20,570,506	17,356,830
Average Diluted Shares Outstanding	20,513,838	20,827,786	20,704,444	20,692,344	17,409,821
End of Period Common Shares Outstanding	20,383,504	20,740,759	20,667,237	20,383,504	20,667,237

Annualized Performance Ratios

Return on Average Assets	0.95%	1.58%	0.98%	1.23%	0.67%
Return on Average Equity	9.47%	16.57%	9.85%	12.60%	6.30%
Net Interest Margin	3.71%	3.87%	4.06%	3.93%	3.97%
Net Interest Spread	3.51%	3.68%	3.81%	3.75%	3.66%
Efficiency Ratio (1)	67.73%	56.20%	65.65%	60.69%	71.42%

Total Quarterly/Year-to-Date Average Assets	$4,353,885	$4,399,911	$3,933,631	$4,343,407	$3,224,940
Total Quarterly/Year-to-Date Average Equity	435,400	420,640	390,209	423,977	341,904

Other Expenses

Salaries and Employee Benefits	$16,791	$16,753	$15,430	$48,470	$42,486
Occupancy and Bank Premises	1,629	2,276	1,394	5,716	3,824
Depreciation and Amortization	1,720	1,686	1,322	4,999	2,996
Data Processing	1,994	2,288	1,832	6,105	3,539
FDIC Assessment Fees	581	436	594	1,526	1,013
Legal and Other Professional Fees	553	905	555	2,199	1,492
Advertising and Promotions	612	624	320	1,713	960
Utilities and Communications	678	636	789	1,889	1,751
Ad Valorem Shares Tax	675	675	673	2,050	1,498
Directors' Fees	201	194	117	583	291
Other Real Estate Owned Expenses and Write-Downs	103	178	171	660	475
Merger and Conversion-Related Expenses	145	94	556	249	3,430
Other	3,885	4,371	3,198	11,487	7,636
Total Other Expenses	$29,567	$31,116	$26,951	$87,646	$71,391

Other Income

Service Charges on Deposit Accounts	$1,763	$1,683	$1,592	$5,013	$3,686
Gain (Loss) on Sales of Securities	(11)	(50)	95	(66)	120
Debit card and ATM Fee Income	1,532	1,777	1,399	4,645	2,765
Bank-Owned Life Insurance Income	356	355	237	1,029	689
Gain (Loss) on Sales of Loans	93	10,042	-	10,114	184
Mortgage Origination Income	227	241	123	697	364
Fees and Brokerage Commission	1,335	1,416	281	3,294	537
Correspondent Bank Income	10	123	45	276	186
Participation Fee Income	250	240	136	737	182
Gain (Loss) on Sales of Other Real Estate Owned	(558)	(575)	(104)	(1,087)	28
Gain (Loss) on Disposal of Other Assets	14	(9)	(627)	122	(627)
Pass-through Income from SBIC Partnerships	405	1,602	364	2,060	2,368
Other	932	531	676	1,973	1,535
Total Other Income	$6,348	$17,376	$4,217	$28,807	$12,017

(1) Non-GAAP: Noninterest expense (excluding provision for loan losses) divided by noninterest income plus net interest income less gain/loss on sales of securities.

Business First Bancshares, Inc.
Consolidated Balance Sheets
(Unaudited)

	September 30,	June 30,	September 30,
(Dollars in thousands)	2021	2021	2020

Assets

Cash and Due From Banks	$81,361	$130,769	$103,894
Federal Funds Sold	4,646	232,391	8,395
Securities Available for Sale, at Fair Values	1,034,491	882,802	547,535
Mortgage Loans Held for Sale	1,498	1,834	671
Loans and Lease Receivable	3,066,236	2,854,886	3,082,474
Allowance for Loan Losses	(28,146)	(26,702)	(20,340)
Net Loans and Lease Receivable	3,038,090	2,828,184	3,062,134
Premises and Equipment, Net	56,611	57,576	59,241
Accrued Interest Receivable	19,025	20,841	25,622
Other Equity Securities	15,259	14,043	15,641
Other Real Estate Owned	2,152	5,890	10,994
Cash Value of Life Insurance	59,085	60,703	44,779
Deferred Taxes, Net	5,618	4,652	5,829
Goodwill	60,062	60,062	53,627
Core Deposit and Customer Intangibles	12,835	13,271	10,061
Other Assets	14,484	10,941	6,247

Total Assets	$4,405,217	$4,323,959	$3,954,670

Liabilities

Deposits
Noninterest-Bearing	$1,201,791	$1,175,624	$945,485
Interest-Bearing	2,566,330	2,548,599	2,290,776
Total Deposits	3,768,121	3,724,223	3,236,261

Securities Sold Under Agreements to Repurchase	27,195	25,837	24,604
Fed Funds Purchased	16,087	-	-
Short-Term Borrowings	20	20	5,033
Long-Term Borrowings	-	-	6,000
Payroll Protection Program Liquidity Facility	-	-	107,076
Subordinated Debt	81,427	81,427	25,000
Subordinated Debt - Trust Preferred Securities	5,000	5,000	5,000
Federal Home Loan Bank Borrowings	48,002	28,023	117,950
Accrued Interest Payable	1,835	1,938	3,621
Other Liabilities	27,309	26,485	26,039

Total Liabilities	3,974,996	3,892,953	3,556,584

Shareholders' Equity

Common Stock	20,384	20,741	20,667
Additional Paid-In Capital	291,847	299,014	299,762
Retained Earnings	112,243	104,382	67,399
Accumulated Other Comprehensive Income	5,747	6,869	10,258

Total Shareholders' Equity	430,221	431,006	398,086

Total Liabilities and Shareholders' Equity	$4,405,217	$4,323,959	$3,954,670

Business First Bancshares, Inc.
Consolidated Statements of Income
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
(Dollars in thousands)	2021	2021	2020	2021	2020

Interest Income:
Interest and Fees on Loans	$37,900	$39,135	$39,918	$118,454	$98,697
Interest and Dividends on Securities	3,598	3,189	2,474	9,616	6,380
Interest on Federal Funds Sold and Due From Banks	36	27	69	77	291
Total Interest Income	41,534	42,351	42,461	128,147	105,368

Interest Expense:
Interest on Deposits	3,060	3,235	4,345	9,538	13,826
Interest on Borrowings	1,180	1,171	1,184	3,069	3,480
Total Interest Expense	4,240	4,406	5,529	12,607	17,306

Net Interest Income	37,294	37,945	36,932	115,540	88,062

Provision for Loan Losses:	1,147	2,241	2,491	6,747	9,301

Net Interest Income After Provision for Loan Losses	36,147	35,704	34,441	108,793	78,761

Other Income:
Service Charges on Deposit Accounts	1,763	1,683	1,592	5,013	3,686
Gain (Loss) on Sales of Securities	(11)	(50)	95	(66)	120
Gain (Loss) on Sales of Loans	93	10,042	-	10,114	184
Other Income	4,503	5,701	2,530	13,746	8,027
Total Other Income	6,348	17,376	4,217	28,807	12,017

Other Expenses:
Salaries and Employee Benefits	16,791	16,753	15,430	48,470	42,486
Occupancy and Equipment Expense	3,912	4,264	3,228	11,893	8,007
Merger and Conversion-Related Expense	145	94	556	249	3,430
Other Expenses	8,719	10,005	7,737	27,034	17,468
Total Other Expenses	29,567	31,116	26,951	87,646	71,391

Income Before Income Taxes:	12,928	21,964	11,707	49,954	19,387

Provision for Income Taxes:	2,617	4,536	2,098	9,886	3,227

Net Income:	$10,311	$17,428	$9,609	$40,068	$16,160

Business First Bancshares, Inc.
Consolidated Net Interest Margin
(Unaudited)

	Three Months Ended
	September 30, 2021			June 30, 2021			September 30, 2020
	Average Outstanding	Interest Earned /	Average	Average Outstanding	Interest Earned /	Average	Average Outstanding	Interest Earned /	Average
(Dollars in thousands)	Balance	Interest Paid	Yield / Rate	Balance	Interest Paid	Yield / Rate	Balance	Interest Paid	Yield / Rate

Assets

Interest-Earning Assets:
Total Loans (Excluding SBA PPP)	$2,948,491	$37,666	5.11%	$2,814,593	$36,116	5.13%	$2,638,417	$37,250	5.65%
SBA PPP Loans	10,150	234	9.24%	242,015	$3,019	4.99%	399,366	2,668	2.67%
Securities Available for Sale	946,950	3,598	1.52%	801,268	3,189	1.59%	564,630	2,474	1.75%
Interest-Bearing Deposit in Other Banks	110,472	36	0.13%	62,693	27	0.17%	33,970	69	0.81%
Total Interest-Earning Assets	4,016,063	41,534	4.14%	3,920,569	42,351	4.32%	3,636,383	42,461	4.67%
Allowance for Loan Losses	(27,409)			(26,032)			(19,329)
Noninterest-Earning Assets	365,231			505,374			316,577
Total Assets	$4,353,885	$41,534		$4,399,911	$42,351		$3,933,631	$42,461

Liabilities and Shareholders' Equity

Interest-Bearing Liabilities:
Interest-Bearing Deposits	$2,566,766	$3,060	0.48%	$2,615,241	$3,235	0.49%	$2,262,774	$4,345	0.77%
Subordinated Debt	81,427	1,026	5.04%	81,427	1,015	4.99%	25,000	422	6.75%
Subordinated Debt - Trust Preferred Securities	5,000	42	3.36%	5,000	43	3.44%	5,000	45	3.60%
Advances from Federal Home Loan Bank (FHLB)	36,015	106	1.18%	32,887	108	1.31%	122,592	515	1.68%
Paycheck Protection Program Liquidity Facility (PPPLF)	-	-	0.00%	-	-	0.00%	107,076	95	0.35%
Other Borrowings	26,350	6	0.09%	24,909	5	0.08%	35,437	107	1.21%
Total Interest-Bearing Liabilities	2,715,558	4,240	0.62%	2,759,464	4,406	0.64%	2,557,879	5,529	0.86%

Noninterest-Bearing Liabilities:
Noninterest-Bearing Deposits	$1,172,752			$1,191,900			$957,090
Other Liabilities	30,175			27,907			28,453
Total Noninterest-Bearing Liabilities	1,202,927			1,219,807			985,543
Shareholders' Equity:	435,400			420,640			390,209
Total Liabilities and Shareholders' Equity	$4,353,885			$4,399,911			$3,933,631

Net Interest Spread			3.51%			3.68%			3.81%
Net Interest Income		$37,294			$37,945			$36,932
Net Interest Margin			3.71%			3.87%			4.06%

Overall Cost of Funds			0.44%			0.45%			0.63%

NOTE: Average outstanding balances are determined utilizing monthly averages and average yield/rate is calculated utilizing a 30/360 day count convention.

Business First Bancshares, Inc.
Consolidated Net Interest Margin
(Unaudited)

	Nine Months Ended
	September 30, 2021			September 30, 2020
	Average			Average
	Outstanding	Interest Earned /	Average	Outstanding	Interest Earned /	Average
(Dollars in thousands)	Balance	Interest Paid	Yield / Rate	Balance	Interest Paid	Yield / Rate

Assets

Interest-Earning Assets:
Total Loans (Excluding SBA PPP)	$2,802,246	$110,320	5.25%	$2,227,681	$93,699	5.61%
SBA PPP Loans	209,041	8,134	5.19%	240,164	4,998	2.77%
Securities Available for Sale	813,231	9,616	1.58%	444,237	6,380	1.91%
Interest-Bearing Deposit in Other Banks	91,466	77	0.11%	43,965	291	0.88%
Total Interest-Earning Assets	3,915,984	128,147	4.36%	2,956,047	105,368	4.75%
Allowance for Loan Losses	(25,383)			(15,046)
Noninterest-Earning Assets	452,806			283,939
Total Assets	$4,343,407	$128,147		$3,224,940	$105,368

Liabilities and Shareholders' Equity

Interest-Bearing Liabilities:
Interest-Bearing Deposits	$2,588,756	$9,538	0.49%	$1,866,556	$13,826	0.99%
Subordinated Debt	63,768	2,499	5.23%	25,000	1,266	6.75%
Subordinated Debt - Trust Preferred Securities	5,000	127	3.39%	2,778	79	3.79%
Advances from Federal Home Loan Bank (FHLB)	35,309	325	1.23%	116,785	1,538	1.76%
Paycheck Protection Program Liquidity Facility (PPPLF)	-	-	0.00%	61,326	167	0.36%
Other Borrowings	27,651	118	0.57%	45,179	430	1.27%
Total Interest-Bearing Liabilities	2,720,484	12,607	0.62%	2,117,624	17,306	1.09%

Noninterest-Bearing Liabilities:
Noninterest-Bearing Deposits	1,170,534			738,578
Other Liabilities	28,412			26,834
Total Noninterest-Bearing Liabilities	1,198,946			765,412
Shareholders' Equity	423,977			341,904
Total Liabilities and Shareholders' Equity	$4,343,407			$3,224,940

Net Interest Spread			3.75%			3.66%
Net Interest Income		$115,540			$88,062
Net Interest Margin			3.93%			3.97%

Overall Cost of Funds			0.43%			0.81%

NOTE: Average outstanding balances are determined utilizing monthly averages and average yield/rate is calculated utilizing a 30/360 day count convention.

Business First Bancshares, Inc.
Non-GAAP Measures
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
(Dollars in thousands, except per share data)	2021	2021	2020	2021	2020

Interest Income:
Interest income	$41,534	$42,351	$42,461	$128,147	$105,368
Core interest income	41,534	42,351	42,461	128,147	105,368
Interest Expense:
Interest expense	4,240	4,406	5,529	12,607	17,306
Core interest expense	4,240	4,406	5,529	12,607	17,306
Provision for Loan Losses: (b)
Provision for loan losses	1,147	2,241	2,491	6,747	9,301
Core provision expense	1,147	2,241	2,491	6,747	9,301
Other Income:
Other income	6,348	17,376	4,217	28,807	12,017
(Gains) 1osses on former bank premises and equipment	392	540	635	932	509
(Gains) 1osses on sale of securities	11	50	(95)	66	(120)
Core other income	6,751	17,966	4,757	29,805	12,406
Other Expense:
Other expense	29,567	31,116	26,951	87,646	71,391
Acquisition-related expenses (2)	(145)	(94)	(1,206)	(249)	(8,991)
Stock option exercises - excess taxes (founder's grants)	-	-	-	-	(71)
Occupancy and bank premises - hurricane repair	(211)	(938)	-	(1,499)	-
Core other expense	29,211	30,084	25,745	85,898	62,329
Pre-Tax Income: (a)
Pre-tax income	12,928	21,964	11,707	49,954	19,387
(Gains) 1osses on former bank premises and equipment	392	540	635	932	509
(Gains) 1osses on sale of securities	11	50	(95)	66	(120)
Acquisition-related expenses (2)	145	94	1,206	249	8,991
Stock option exercises - excess taxes (founder's grants)	-	-	-	-	71
Occupancy and bank premises - hurricane repair	211	938	-	1,499	-
Core pre-tax income	13,687	23,586	13,453	52,700	28,838
Provision for Income Taxes: (1)
Provision for income taxes	2,617	4,536	2,098	9,886	3,227
Tax on (gains) losses on former bank premises and equipment	82	113	133	195	107
Tax on (gains) losses on sale of securities	2	11	(20)	14	(25)
Tax on acquisition-related expenses (2)	24	20	241	46	1,607
Tax on stock option exercises (founder's grants)	-	-	-	-	601
Tax on occupancy and bank premises - hurricane repair	44	197	-	314	-
Core provision for income taxes	2,769	4,877	2,452	10,455	5,517
Net Income:
Net income	10,311	17,428	9,609	40,068	16,160
(Gains) losses on former bank premises and equipment , net of tax	310	427	502	737	402
(Gains) losses on sale of securities, net of tax	9	39	(75)	52	(95)
Acquisition-related expenses (2), net of tax	121	74	965	203	7,384
Stock option exercises, net of tax (founder's grants)	-	-	-	-	(530)
Occupancy and bank premises - hurricane repair, net of tax	167	741	-	1,185	-
Core net income	$10,918	$18,709	$11,001	$42,245	$23,321

Pre-tax, pre-provision earnings (a+b)	$14,075	$24,205	$14,198	$56,701	$28,688
(Gains) losses on former bank premises and equipment	392	540	635	932	509
(Gains) losses on sale of securities	11	50	(95)	66	(120)
Acquisition-related expenses (2)	145	94	1,206	249	8,991
Stock option exercises (founder's grants)	-	-	-	-	71
Occupancy and bank premises - hurricane repair	211	938	-	1,499	-
Core pre-tax, pre-provision earnings	$14,834	$25,827	$15,944	$59,447	$38,139

Average Diluted Shares Outstanding	20,513,838	20,827,786	20,704,444	20,692,344	17,409,821

Diluted Earnings Per Share:
Diluted earnings per share	$0.50	$0.84	$0.46	$1.94	$0.93
(Gains) losses on former bank premises and equipment , net of tax	0.01	0.02	0.02	0.04	0.02
(Gains) losses on sale of securities, net of tax	0.00	0.00	(0.00)	0.00	(0.01)
Acquisition-related expenses (2), net of tax	0.01	0.00	0.05	0.01	0.43
Stock option exercises (founder's grants)	-	-	-	-	(0.03)
Occupancy and bank premises - hurricane repair, net of tax	0.01	0.04	-	0.06	-
Core diluted earnings per share	$0.53	$0.90	$0.53	$2.05	$1.34

Pre-tax, pre-provision profit diluted earnings per share	$0.69	$1.16	$0.69	$2.74	$1.65
(Gains) losses on former bank premises and equipment	0.01	0.03	0.03	0.05	0.03
(Gains) losses on sale of securities	0.00	0.00	(0.01)	0.00	(0.01)
Acquisition-related expenses (2)	0.01	0.00	0.06	0.01	0.52
Stock option exercises (founder's grants)	-	-	-	-	0.00
Occupancy and bank premises - hurricane repair	0.01	0.05	-	0.07	-
Core pre-tax, pre-provision diluted earnings per share	$0.72	$1.24	$0.77	$2.87	$2.19

(1) Tax rates, exclusive of certain nondeductible merger-related expenses and goodwill, utilized were 21% for 2021 and 2020. These rates approximated the marginal tax rates.
(2) Includes merger and conversion-related expenses and salary and employee benefits.

Business First Bancshares, Inc.
Non-GAAP Measures
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
(Dollars in thousands, except per share data)	2021	2021	2020	2021	2020

Total Quarterly/Year-to-Date Average Assets	$4,353,885	$4,399,911	$3,933,631	$4,343,407	$3,224,940
Total Quarterly/Year-to-Date Average Equity	$435,400	$420,640	$390,209	$423,977	$341,904

Net Income:
Net income	$10,311	$17,428	$9,609	$40,068	$16,160
(Gains) losses on former bank premises and equipment , net of tax	310	427	502	737	402
(Gains) losses on sale of securities, net of tax	9	39	(75)	52	(95)
Acquisition-related expenses (2), net of tax	121	74	965	203	7,384
Stock option exercises, net of tax (founder's grants)	-	-	-	-	(530)
Occupancy and bank premises - hurricane repair, net of tax	167	741	-	1,185	-
Core net income	$10,918	$18,709	$11,001	$42,245	$23,321

Return on average assets	0.95%	1.58%	0.98%	1.23%	0.67%
Core return on average assets	1.00%	1.70%	1.12%	1.30%	0.96%
Return on equity	9.47%	16.57%	9.85%	12.60%	6.30%
Core return on average equity	10.03%	17.79%	11.28%	13.29%	9.09%

Interest Income:
Interest income	$41,534	$42,351	$42,461	$128,147	$105,368
Core interest income	41,534	42,351	42,461	128,147	105,368
Interest Expense:
Interest expense	4,240	4,406	5,529	12,607	17,306
Core interest expense	4,240	4,406	5,529	12,607	17,306
Other Income:
Other income	6,348	17,376	4,217	28,807	12,017
(Gains) losses on former bank premises and equipment	392	540	635	932	509
(Gains) losses on sale of securities	11	50	(95)	66	(120)
Core other income	6,751	17,966	4,757	29,805	12,406
Other Expense:
Other expense	29,567	31,116	26,951	87,646	71,391
Acquisition-related expenses	(145)	(94)	(1,206)	(249)	(8,991)
Stock option exercises - excess taxes (founder's grants)	-	-	-	-	(71)
Occupancy and bank premises - hurricane repair	(211)	(938)	-	(1,499)	-
Core other expense	$29,211	$30,084	$25,745	$85,898	$62,329

Efficiency Ratio:
Other expense (a)	$29,567	$31,116	$26,951	$87,646	$71,391
Core other expense (c)	$29,211	$30,084	$25,745	$85,898	$62,329
Net interest and other income (1) (b)	$43,653	$55,371	$41,054	$144,413	$99,959
Core net interest and other income (1) (d)	$44,045	$55,911	$41,689	$145,345	$100,468
Efficiency ratio (a/b)	67.73%	56.20%	65.65%	60.69%	71.42%
Core efficiency ratio (c/d)	66.32%	53.81%	61.75%	59.10%	62.04%

Total Average Interest-Earnings Assets	$4,016,063	$3,920,569	$3,636,383	$3,915,984	$2,956,047

Net Interest Income:
Net interest income	$37,294	$37,945	$36,932	$115,540	$88,062
Loan discount accretion	(1,511)	(1,617)	(2,270)	(6,191)	(4,025)
Net interest income excluding loan discount accretion	$35,783	$36,328	$34,662	$109,349	$84,037

Net interest margin (2)	3.71%	3.87%	4.06%	3.93%	3.97%
Net interest margin excluding loan discount accretion (2)	3.56%	3.71%	3.81%	3.72%	3.79%
Net interest spread	3.51%	3.68%	3.81%	3.75%	3.66%
Net interest spread excluding loan discount accretion	3.36%	3.52%	3.56%	3.53%	3.48%

(1) Excludes gains/losses on sales of securities.
(2) Calculated utilizing a 30/360 day count convention.

Business First Bancshares, Inc.
Non-GAAP Measures
(Unaudited)

	September 30,	June 30,	September 30,
(Dollars in thousands, except per share data)	2021	2021	2020

Total Shareholders' (Common) Equity:
Total shareholders' equity	$430,221	$431,006	$398,086
Goodwill	(60,062)	(60,062)	(53,627)
Core deposit and customer intangible	(12,835)	(13,271)	(10,061)
Total tangible common equity	$357,324	$357,673	$334,398

Total Assets:
Total assets	$4,405,217	$4,323,959	$3,954,670
Goodwill	(60,062)	(60,062)	(53,627)
Core deposit and customer intangible	(12,835)	(13,271)	(10,061)
Total tangible assets	$4,332,320	$4,250,626	$3,890,982

Common shares outstanding	20,383,504	20,740,759	20,667,237

Book value per common share	$21.11	$20.78	$19.26
Tangible book value per common share	$17.53	$17.24	$16.18
Common equity to total assets	9.77%	9.97%	10.07%
Tangible common equity to tangible assets	8.25%	8.41%	8.59%